UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ROADSHIPS HOLDINGS, INC.
(Name of Issuer)

Common stock, $0.00001 par value per share

(Title of Class of Securities)

76973M 10 4

(CUSIP Number)

Jon N. Leonard

1846 E. Innovation Park Drive

Oro Valley, Arizona 85755

Telephone (520) 288-1908

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13-D

CUSIP No. 76973M 10 4

1.	Names of Reporting Persons Jon N. Leonard
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole voting power 1,387,829,545 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,387,829,545 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,387,829,545 (1)
12.	Check box if the aggregate amount in row 11 excludes certain shares ☐
13.	Percent of class represented by amount in row 11 46.4% (2)
14.	Type of reporting person IN

(1) Includes 126,166,322 shares of the Issuer’s common stock held by California Molecular Electronics Corp., an Arizona corporation controlled by the Reporting Person.

(2) Calculated based upon 2,989,933,771 shares of the Issuer’s common stock outstanding as of August 13, 2013, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on May 8, 2015.

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SCHEDULE 13-D

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.00001 ("Common Stock") of Roadships Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1846 E. Innovation Park Dr., Oro Valley, AZ 85755, USA.

Item 2.	Identity and Background.

(a) The person filing this Statement is Dr. Jon N. Leonard, a natural person (the “Reporting Person”).

(b) The business address of the Reporting Person is 1846 E. Innovation Park Drive, Oro Valley, Arizona 85755.

(c) The principal occupation of the Reporting Person is serving as President and Chief Executive Officer of the Issuer. The principal business of the Issuer is providing trustable imaging technology for smartphones.

(d) During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to that certain Amended and Restated Share Exchange Agreement, dated May 7, 2015, by and between the Issuer, Click Evidence Inc. (“Click”) and the shareholders of Click (the “Share Exchange Agreement”). Under the terms of the Share Exchange Agreement, all the issued and outstanding shares of Click were exchanged for 1,796,571,209 shares of Common Stock on May 21, 2015 (the “Exchange”).

Upon completion of the Exchange, the Reporting Person directly received 1,261,663,223 shares of Common Stock in exchange for 10,000,000 common shares of Click, and California Molecular Electronics Corp. (“CALMEC”), an Arizona corporation controlled by the Reporting Person, received a further 126,166,322 shares of Common Stock in exchange for 1,000,000 common shares of Click.

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Item 4.	Purpose of Transaction.

The purpose of the Exchange was for Click to become a wholly-owned subsidiary of the Issuer, which would benefit from increased economies of scale and scope.

Upon the completion of the Exchange on May 21, 2015, Micheal Nugent resigned as the Issuer’s President, Chief Executive Officer and Chief Financial Officer, and Robert McClelland resigned as the Issuer’s Vice President.

On May 21, 2015, the Issuer’s board of directors appointed the Reporting Person as the President, Chief Executive Officer and Chief Financial Officer of the Issuer, as well as Chairman of the board of directors.

On May 28, 2015, the Issuer’s board of directors increased the number of directors to five and appointed Matthew Staker as a director.

Depending on market conditions and other factors, the Reporting Person may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Issuer or otherwise. The Reporting Person also reserves the right to dispose of some or all of his Common Stock in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person is the beneficial owner of 1,387,829,545 shares of Common Stock, representing 46.4% of all the issued and outstanding Common Stock, with the sole power to vote and dispose of (or direct the disposition) such shares. This information is calculated on the basis of 2,989,933,771 shares of Common Stock outstanding as at August 13, 2013, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on May 8, 2015.

Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described elsewhere in this Schedule 13-D, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 10.1	Amended and Restated Share Exchange Agreement dated May 7, 2015, filed as Exhibit 10.2 to the Issuer’s Form 8-K on May 8, 2015, and incorporate herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2015	By	/s/ Jon N. Leonard
Jon N. Leonard

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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